United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETINGS OF COMPANHIA VALE DO RIO DOCE, HELD ON APRIL 16, 2003.

PUBLICLY HELD COMPANY
CORPORATE TAX REGISTRATION (CNPJ) 33.592.510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) 33.300.019.766

01 -	LOCATION, DATE AND TIME:

At the company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on April 16, 2003, at 4:30 p.m.

02 -	PANEL:

Chairman: Mr. Luiz Tarquínio Sardinha Ferro
Secretary: Mr. Pedro Aguiar de Freitas

03 -	ATTENDANCE AND QUORUM:

Attended by the shareholders representing the majority voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for decisions listed in the Order of the Day. Also present are the effective members of the Audit Committee, Mr. Cláudio Bernardo Guimarães de Moraes and Pedro Carlos de Mello, pursuant Article 164 of Law # 6.404/76, and the representative of External Auditors, PriceWaterhouseCoopers Auditores Independentes, Mr. Ronaldo Matos Valiño, pursuant to § 1, of Article 134, of Law # 6.404/76.

Continuation of Minutes of General and Special Shareholders Meetings held on April 16, 2003.

04 -	SUMMONS:

Publication of Notice, published in the Jornal do Commercio on March 29, 2003, April 01 and 02, 2003, in the Official Gazette of the State of Rio de Janeiro on March 31, 2003, April 01 and 02, 2003, as well as in the DCI on March 29, 30 and 31, 2003, April 01 and 02, 2003, with the following Orders of the Day:

ORDINARY GENERAL SHAREHOLDERS MEETING

	a)	appreciation of the management report and analysis, discussion and voting for the financial statements referring to the fiscal year ended December 31, 2002;

	b)	proposal for allocating the income of the fiscal year ended December 31, 2002, and consequent approval of company Investment Budget;

	c)	election of members of the Audit Committee and establishing their remuneration; and

	d)	establishing the remuneration of the members of the Company's management.

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

	a)	proposal to increase the Share Capital, by capitalizing reserves, without issuing shares and with the consequent alteration of the caption of Article 5 of the Company Bylaws; and

	b)	appointment of the members to the Board of Directors.

05 -	READING OF DOCUMENTS:

The reading of the following documents was unanimously waived, as the content of the same was already known to the shareholders: Management Report, Financial Statements, including Consolidated Statements, External Auditors Report by PriceWaterhouseCoopers Auditores Independentes, Proposal relating to allocation of the income for

Continuation of Minutes of General and Special Shareholders Meetings held on April 16, 2003.

the year 2002, company Investment Budget, and Proposal to increase share capital through capitalization of reserves, only reading the relevant reports of the Board of Directors and Audit Committee.

With regards to the Reports of the Audit Committee, the minority shareholder, José Teixeira de Oliveira, requested that the importance of the Audit Committee be recorded, particularly to the companies that are publicly traded in the United States.

Therefore, after discussion and comments by the Shareholders on the abovementioned documents, the following decisions were made:

06 -	DELIBERATIONS

The following deliberations were unanimously approved by the voting shareholders, therefore the abstaining votes of certain shareholders were not counted, as described in the respective items of this present minutes.

ORDINARY GENERAL SHAREHOLDERS MEETING

6.1 -	the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present Shareholders, pursuant article 130, § §1 and 2, of Law # 6.404/76;

6.2 -	the Management Report and Financial Statements, including Consolidated Statements with the External Auditors Report by PriceWaterhouseCoopers Auditores Independentes were approved, related to the fiscal year ending on December 31, 2002, with the representative of the Federal Government, FUNCEF, of the funds managed by the Federal Savings Bank and the funds managed by BB Administração de Ativos DTVM S.A. abstaining to vote;

6.3 -	the Proposal by the Board of Directors, with the favorable opinion by the Supervisory Board, was approved, to allocate earnings from the year ending 12/31/2002, as follows: “PROPOSAL FOR ALLOCATION OF EARNINGS FROM FISCAL YEAR ENDING ON DECEMBER 31, 2002. Dear Board Members. The Executive Board of Directors of the

Continuation of Minutes of General and Special Shareholders Meetings held on April 16, 2003.

Companhia Vale do Rio Doce, in light of the provisions contained in article 192 of Law 6.404 and in articles 41 to 44 of the Articles of Incorporation, have presented to the Supervisory Board a proposal for allocating the profits earned during the year ending on December 31, 2002. The net earnings from the year, described in the Earnings Statement, was R$ 2,043,253,821.37 (two billion, forty three million, two hundred and fifty three thousand, eight hundred and twenty one reals and thirty seven cents), pursuant accounting principles described in Brazilian corporate legislation and regulations and statements from the Securities Exchange Commission (CVM) and IBRACON–Institute of Independent Auditors of Brazil. The additional amount of R$526,477,268.59 (five hundred and twenty six million, four hundred and seventy seven thousand reals and fifty nine cents) from unrealized profits should be added to the net earnings, and R$ 30,380,689.00 (thirty million, three hundred and eighty thousand, six hundred and eighty nine reals) deducted (pension fund actuarial calculation pursuant CVM decision nr. 371 of 12/13/2000), related to the directly recorded entry to Net Equity as an adjustment for previous years of the associated company, USIMINAS. The amounts total R$ 2,539,350,400.96 (two billion, five hundred and thirty nine million, three hundred and fifty thousand, four hundred reals and ninety six cents), for which, the following allocation is proposed: I -LEGAL RESERVE:5% of the year’s net earnings should be allocated to this reserve to the limit of 20% (twenty percent) of Stock Capital, pursuant provisions in article 193 of Law 6.404 and article 42 of the Articles of Incorporation, that is, R$ 102.162.691,07 (one hundred and two million, one hundred and sixty two thousand, six hundred and ninety one reals and seven cents); II - DIVIDENDS/INTEREST OVER COMPANY’S CAPITAL: the mandatory dividend of 25%, pursuant article 202 of Law 6.404 (with the wording as altered by Law 10.303) and article 44 of the Articles of Incorporation, is determined based on the adjusted net profit, which, for the year 2002 was R$ 2,467,568,398.89 (two billion, four hundred and sixty seven million, five hundred and sixty eight thousand, three hundred and ninety eight reals and eighty nine cents). This corresponds to net yearly profit of R$ 2,043,253,821.37 (two billion, forty three million, two hundred and fifty three thousand, eight hundred and twenty one reals and thirty seven cents) with an additional R$526,477,268.59 (five hundred and twenty six million, four hundred and seventy seven thousand reals and fifty nine cents) from the reserve of unrealized profits for the year. Therefore, the minimum dividend of 25%

Continuation of Minutes of General and Special Shareholders Meetings held on April 16, 2003.

of adjusted net profit is R$ 616,892,099.72 (six hundred and sixteen million, eight hundred and ninety two thousand and ninety nine reals and seventy two cents). Article 5 of the Articles of Incorporation determines that the preferential shares have priority in receiving an annual dividend of at least 6% over the amount of capital constituted by this type of share or 3% of the net equity value of the share, whichever is greater. On 31 December 2002, the reference values for the annual minimum dividend are, respectively, R$ 106,978,341.39 (one hundred and six million, nine hundred and seventy eight thousand, three hundred and forty one reals and thirty nine cents) corresponding to R$ 0.77 (seventy seven cents) per preferential share , in circulation and R$ 138,093,507.89 (one hundred and thirty eight million, ninety eight thousand, five hundred and seven reals and eighty nine cents), corresponding to R$ 1.00 (one real), respectively. Nevertheless, considering its prerogative of paying Interest on Company Capital (JCP), based on article 42, sole paragraph and on article 45 of the Articles of Incorporation, as well as the cash flow status of the company at the time of distribution, the Board of Directors motions to ratify the distribution approved by the Supervisory Board on November 13, 2002, in making advance payment of R$ 1,028,688,881.80 (one billion, twenty eight million, six hundred and eighty eight thousand, eight hundred and eighty one reals and eighty cents) as JCP, that is, R$ 2.68 (two reals and sixty eight cents) per share in circulation with payment foreseen on or after 12/10/2002; III – EXPANSION RESERVE: the proposal is that the balance of the accumulated earnings of R$ 1,408,498,828.09 (one billion, four hundred and eight million, four hundred and ninety eight thousand, eight hundred and twenty eight reals and nine cents) be allocated to an expansion reserve so as to address investment projects planned in the Company budget. In accordance with Article 196, of Law 6.404 (with the wording as altered by Law 10.303), the investments budget for the year of 2003, totaling R$ 6,452 million (US$ 1,843.5 million x 3.50), must be submitted to the Ordinary General Shareholders Meeting for approval; IV - SUMMARY: the present proposal envisions the following disposal of the net earnings of the year 2002:ORIGIN: Net earnings for year -R$ 2,043,253,821.37; Accumulated Profits (Losses): (a) Establishment of unrealized profits reserve - R$ 526,477,268.59; and (b) Actuarial calculation – CVM nr. 371/00 (R$ 30,380,689.00). Total of Origins: R$ 2,539,350,400.96. DESTINATIONS: Legal Reserve - R$ 102,162,691.07; Shareholders Remuneration (JCP) - R$ 1,028,688,881.80; Expansion Reserve - R$

Continuation of Minutes of General and Special Shareholders Meetings held on April 16, 2003.

1,408,498,828.09. Total Destinations: R$ 2,539,350,400.96. In light of the aforementioned, we do submit the present proposal to the esteemed Board Members, pursuant the decision of the Board of Directors. Rio de Janeiro, February 26, 2003. Roger Agnelli, CEO; Fabio de Oliveira Barbosa, CFO; Gabriel Stoliar, Planning and Management Director; Carla Grasso, Human Resources and Corporate Services Director; Armando de Oliveira Santos, Executive Director for Area of Iron-related Activities; Guilherme Rodolfo Laager, Executive Director for Logistics; Antônio Miguel Marques, Executive Director for Business Development and Holdings; and Diego Cristobal Hernández Cabrera, Executive Director for non-Iron related Activities.”, with the abstentions of the Federal Government, FUNCEF, funds managed by the Caixa Econômica Federal (Federal Savings Bank), and funds managed by BB Administração de Ativos DTVM S.A.;

6.4 -	the investment budget for the year 2003 is approved, totaling R$ 6,452 million (US$ 1,843.5 million x 3,5), pursuant to the Board of Directors proposal for allocating the income of the fiscal year ended December 31, 2002, with the abstentions of the Federal Government, FUNCEF, funds managed by the Caixa Econômica Federal (Federal Savings Bank), and funds managed by BB Administração de Ativos DTVM S.A.;

6.5 -	the appointment of the members to the Audit Committee is approved, for a term of until the 2004 Ordinary General Shareholders Meeting is held, as follows:

6.5.1 - Appointed by bearers of preferential “A” shares present, Messrs. Joaquim Vieira Ferreira Levy, Brazilian, married, economist, bearer of identity card nr. 4452103 SSP/RJ, enrolled in the CPF under nr. 727.920.007-91, resident and domiciled at Esplanada dos Ministérios, Bloco P, 2 floor, Gabinete/STN, Brasília/ DF, and Tarcísio José Massote de Godoy, Brazilian, married, bearer of identity card nr. 554.548 –SSP/DF, enrolled in the CPF under nr. 316.688.601-04, resident and domiciled at Esplanadas dos Ministérios, Bloco P, Anexo A, 1 floor, Gabinete Adjunto/STN, Brasília/DF, as effective members and respective substitute, in accordance with the nomination of the Federal Government, with vote favorable by the representative of the funds managed by BB Administração de Ativos DTVM S.A., with the

Continuation of Minutes of General and Special Shareholders Meetings held on April 16, 2003.

representative of the funds managed by Dynamo Administração de Recursos Ltda abstaining from the vote;

6.5.2 - Appointed by the minority shareholders present, Messrs. Wilson Risolia Rodrigues, Brazilian, married, economist, bearer of identity card nr. 1.636.955 – SSP-DF, enrolled in the CPF under nr. 001.384.978-69, resident and domiciled at SHIN QI 04 Conjunto 01, Casa 07, Brasília/ DF, and Marcelo Bragagnolo Bonini, Brazilian, married, CEF employee, bearer of identity card nr. 17.392.142 – SSP/SP, enrolled in the CPF under nr. 026.961.668-38, resident and domiciled at Rua Juvenal Emanuelli, n. 70, Itu, São Paulo/SP, as effective members and respective substitute, nominated by the shareholder, BNDES Participações S.A. BNDESPAR, said nomination being accepted by the representative of the controlling shareholder of Valepar, since said shareholder bears the relative majority of ordinary shares amongst the minority shareholders present, regardless of whether minimum legal quorum of 10% (ten percent) of shares with right to vote had been reached or not, with the representative of the funds managed by Dynamo Administração de Recursos Ltda abstaining from the vote;

6.5.3 - Appointed by the remaining shareholders with right to vote, Messrs. Luiz Octávio Nunes West, Brazilian, married, accountant, bearer of identity card nr. 1.178.095 SSP-BA, enrolled in the CPF/MF under the nr. 146.745.485-00, with his office at Avenida Presidente Wilson nº 231, 28th floor, Rio de Janeiro/RJ; Pedro Carlos de Mello, Brazilian, married, economist, bearer of identity card nr. 661.698, issued by SSP/DF, enrolled in the CPF/MF under the nr. 132.520.380-72, resident and domiciled at SHIN QL 04, Conjunto 06, casa 1, Lago Norte, Brasília, DF, e Vicente Barcelos, Brazilian, married, economist, bearer of identity card nr. 100717 SSP/ES, enrolled in the CPF/MF under the nr. 049.870.477-72, resident and domiciled at Rua Moacir Avidos nº 141/803, in the City of Vitória, State of Espírito Santo, as effective members and Messrs. Ricardo Wiering de Barros, Brazilian, married, analyst, bearer of identity card nr. 04245378-7, issued by IFP/RJ, enrolled in the CPF/MF under the nr. 806.663.027-15, commercial address at Av. Presidente Wilson nº 231, 28th floor, Rio de Janeiro, RJ, Aldo Bastos Alfano, Brazilian, widower, bank employee, bearer of identity card nr. 1477969 – IFP/RJ, enrolled in the CPF/MF under the nr. 041.525.907-00,

Continuation of Minutes of General and Special Shareholders Meetings held on April 16, 2003.

resident and domiciled at Praia do Jequiá, nº 90/301 e Helder Zenóbio, Brazilian, married, mining engineer, bearer of identity card nr. 2692-D –CREA/4ª Region, enrolled in the CPF/MF under the nr. 002.004.846-72, resident and domiciled at Rua Chrysolino Soares, nº 7, Ilha do Frade, Vitória – ES, as respective substitutes.

6.6 -	the determination of the monthly remuneration for each acting member of the Audit Committee from this date until the holding of the ordinary general shareholders meeting in 2004 at R$ 4,700.00 (four thousand, seven hundred reals), besides the right to reimbursement of traveling and lodging expenses necessary to the performance of their duties, was approved, with the representatives of BNDESPAR, the Federal Government, FUNCEF, the funds managed by the Caixa Econômica Federal, the funds managed by BB Administração de Ativos DTVM S.A., the funds managed by Dynamo Administração de Recursos Ltda., abstaining. The substitute members will only receive remuneration when substituting for their respective effective members, in case of vacancy.

6.7 -	the determination of the annual remuneration for the management for the year of 2003 at R$ 24,300,000.00 (twenty four million, three hundred thousand, reals), to be distributed by the Supervisory Board, was approved, with the representatives of BNDESPAR, the Federal Government, FUNCEF, the funds managed by the Caixa Econômica Federal, the funds managed by BB Administração de Ativos DTVM S.A., the funds managed by Dynamo Administração de Recursos Ltda., abstaining. Said amount established herein includes remuneration for management, members of Committees and Audit Committee.

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

6.8 -	the increase in stock capital through capitalization was approved, with no issue of new shares, pursuant the Board of Directors’ proposal, with favorable opinions from the Supervisory and Audit Committees, as follows:“PROPOSAL FOR INCREASE OF STOCK CAPITAL THROUGH CAPITALIZATION OF RESERVES TO BE DELIBERATED AT THE SPECIAL GENERAL SHAREHOLDERS MEETING. Dear Board Members, The Board of Directors of the Companhia Vale do Rio Doce does hereby present to the Supervisory

Continuation of Minutes of General and Special Shareholders Meetings held on April 16, 2003.

Board the proposal to increase stock capital through capitalization of reserves. Article 199 of Law 6.404 determines that the balance of reserves of earnings, except those for contingency and unrealized profits, may not be larger than the company’s stock capital. Once this ceiling is reached, the meeting participants must deliberate as to the allocation of the surplus either in purchasing or increasing stock capital, or in distributing dividends. Earnings reserves, after distribution of profits from the year ending on December 31, 2002, exceeded stock capital by 1,132,279,789.97 (one billion, one hundred and thirty two million, two hundred and seventy nine thousand, seven hundred and eighty nine reals and ninety seven cents). The Board of Directors therefore proposes the capitalization of part of the expansion reserve of R$ 1,300,000,000.00 (one billion, three hundred million reals) with no issue of new shares.) As a result, the current stock capital of the Company of R$ 5,000,000,000.00 (five billion reals), after capitalization of the abovementioned reserves, will total R$ 6,300,000,000.00 (six billion, three hundred million reals). Upon approval of the proposal to increase capital, the head paragraph of Article 5 of the Articles of Incorporation shall be worded as follows: “Article 5 - Stock Capital is R$ 6,300,000,000.00 (six billion, three hundred million reals) corresponding to 388,559,056 (three hundred and eighty eight million, five hundred and fifty nine thousand and fifty six reals and fifty six) subscribed shares, with R$ 4,053,164,574.55 (four billion, fifty three million, one hundred and sixty four thousand, five hundred and seventy four reals and fifty five cents), divided in 249,983,143 (two hundred and forty nine million, nine hundred and eighty three thousand and one hundred and forty three) ordinary shares and R$ 2,246,835,425.45 (two billion, two hundred and forty six million, eight hundred and thirty five thousand, four hundred and twenty five reals and forty five cents), divided into 138,575,913 (one hundred and thirty eight million, five hundred and seventy five thousand, nine hundred and three) preferential class “A” shares, including 01 (one) of special class, all with no nominal value ". The purpose of the present proposal is to capitalize company reserves and alter the Stock Capital structure as follows: (i) current stock capital - R$ 5,000,000,000.00; (ii) capitalization of the expansion reserve - R$ 1,300,000,000.00; and (iii) stock capital after capitalization - R$ 6,300,000,000.00. In light of the aforementioned, we do hereby submit to the Members of Supervisory Board the present proposal, pursuant deliberations made by the Board

Continuation of Minutes of General and Special Shareholders Meetings held on April 16, 2003.

of Directors. Rio de Janeiro, February 26, 2003. Roger Agnelli CEO; Fabio de Oliveira Barbosa, CFO; Gabriel Stoliar, Planning and Management Director; Carla Grasso, Human Resources and Corporate Services Director; Armando de Oliveira Santos, Executive Director for Area of Iron-related Activities; Guilherme Rodolfo Laager, Executive Director for Logistics; Antônio Miguel Marques, Executive Director for Business Development and Holdings; and Diego Cristobal Hernández Cabrera, Executive Director for non-Iron related Activities. Abstentions were recorded of the representatives of the Federal Government, FUNCEF, funds managed by the Caixa Econômica Federal (Federal Savings Bank), and funds managed by BB Administração de Ativos DTVM S.A.

6.9 -	consequently the wording of article 5 of the Articles of Incorporation has been altered as follows:

“Article 5 - Stock Capital is R$ 6,300,000,000.00 (six billion, three hundred million reals) corresponding to 388,559,056 (three hundred and eighty eight million, five hundred and fifty nine thousand and fifty six reals and fifty six) subscribed shares, with R$ 4,053,164,574.55 (four billion, fifty three million, one hundred and sixty four thousand, five hundred and seventy four reals and fifty five cents), divided in 249,983,143 (two hundred and forty nine million, nine hundred and eighty three thousand and one hundred and forty three) ordinary shares and R$ 2,246,835,425.45 (two billion, two hundred and forty six million, eight hundred and thirty five thousand, four hundred and twenty five reals and forty five cents), divided into 138,575,913 (one hundred and thirty eight million, five hundred and seventy five thousand, nine hundred and three) preferential class “A” shares, including 01 (one) of special class, all with no nominal value”.

6.10 -	In light of the waiver presented by Board Member Mr. Eleazar de Carvalho Filho, and due to the fact that the process of multiple voting was adopted, during the holding of the Special General Shareholders Meeting on April 25, 2001 to appoint Supervisory Board members, the persons named hereinafter were appointed as members of the Supervisory Board, for a term of until the Ordinary General Shareholders Meeting to be held in 2005, with the representatives of the Federal Government, BB

Continuation of Minutes of General and Special Shareholders Meetings held on April 16, 2003.

Administração de Ativos DTVM S.A., the funds managed by Dynamo Administração de Recursos Ltda. and the following shareholders abstaining, pursuant the procedure described below:

6.10.1 - upon verification that neither the bearers of ordinary share nor the bearers of preferential shares, respectively, completed the quorum required in sections I and II of §2 nor of provisions in §3 of article 11 of the same Articles of Incorporation, the representative of the shareholder Valepar motioned to accept the nomination of the minority shareholder, appointing as full members and respective substitutes, Messrs.: Cláudio Bernardo Guimarães de Moraes, Brazilian, married, accountant, bearer of identity card nr. 51.819/0-0 – CRC/RJ, enrolled at the CPG under the nr. 761.155.427-15, with his commercial address at Av. Chile, nº 100, sala 631; and Ana Marta Horta Veloso, Brazilian, single, economist, bearer of identity card nr. 19.551-0 – Corecon/RJ, enrolled at the CPF under the nr. 804.818.416-87, with her commercial address at Av. Chile, nº 100, sala 631, Rio de Janeiro/RJ.

6.10.2 - pursuant § 5 of Article 11 of the Articles of Incorporation, the following were appointed as full members and substitute, Messrs.: Francisco Valadares Póvoa, Brazilian, married, engineer, bearer of identity card nr. 1.122.195, issued by SSP/MG, CPF nr. 070.887.286/72, resident and domiciled at Rua Ipanema, 197, apartamento 603, Barra da Tijuca, RJ and Otto de Souza Marques Júnior, Brazilian, single, economist, bearer of identity card nr. 00020956030, issued by the IFP, CPF nr. 130.473.537/00, resident and domiciled at Rua Tupinambás, 148, Niterói, RJ.

6.10.3 - appointed by the shareholder, VALEPAR S/A:

as board members: Erik Persson, Brazilian, divorced, bank employee, bearer of identity card nr. 8006144375 - SSP/RS, enrolled at the CPF under the nr. 148.409.280-53, resident and domiciled at Av. Nossa Senhora de Copacabana, nº 661/604, in the City of Rio de Janeiro, State of Rio de Janeiro; Ricardo Carvalho Giambroni, Brazilian, married, economist, bearer of identity card nr. 3186559-5 - IFP/RJ, enrolled at the CPF under the nr. 466.383.007-25, resident and domiciled at Av. Prefeito Dulcídio Cardoso 11.000/102, in the City of Rio de Janeiro, State of Rio de Janeiro; Arlindo Magno de Oliveira, Brazilian, divorced, economist,

Continuation of Minutes of General and Special Shareholders Meetings held on April 16, 2003.

bearer of identity card nr. 81337966-6 - IFP enrolled at the CPF under the nr. 281.761.977-34, resident and domiciled at Avenida Afrânio de Melo Franco, nº 54/302, Rio de Janeiro/RJ; Sérgio Ricardo Silva Rosa, Brazilian, married, bank employee, bearer of identity card nr. 80333382 –SSP/SP, and enrolled at the CPF under the nr. 003.580.198-00, resident and domiciled at Rua Ministro Correia de Mello, nº 70/801, Rio de Janeiro/RJ; Mário da Silveira Teixeira Júnior, Brazilian, married, bank employee, bearer of identity card nr. 3.076.007-0 issued by SSP/SP and CPF nr. 113.119.598-15; with his commercial address at Avenida Brigadeiro Faria Lima, nº 3.064, 6º andar, Jardim Paulistano, São Paulo, S.P.; João Moisés de Oliveira, Brazilian, married, economist, bearer of identity card nr. 3.776.190, issued by SSP/SP, enrolled at the CPF under the nr. 090.620.258/20, commercial address at Av. Brigadeiro Faria Lima, nº 3,064, 6º floor, Jardim Paulistano, São Paulo/SP; Renato da Cruz Gomes, Brazilian, legally separated, engineer, bearer of identity card nr. 2.659.814 IFP/RJ, enrolled at the CPF under the nr. 426.961.277-00, commercial address at Av. Brigadeiro Faria Lima, nº 3,064, 6º floor, Jardim Paulistano, São Paulo/SP; Luiz Alexandre Bandeira de Mello, Brazilian, married, metallurgic engineer, bearer of identity card nr. 231.722 – SSP/ES, enrolled at the CPF under the nr. 239.583.677-04, resident and domiciled at Rua Joaquim Lírio, 220/401, Vitória / ES; Rômulo de Mello Dias, Brazilian, married, economist, bearer of identity card nr. 05.350.467-6, enrolled at the CPF under the nr. 604.722.787-20, commercial address at Av. Brigadeiro Faria Lima, nº 3,064, 6º floor, Jardim Paulistano, São Paulo/SP. As their respective substitutes: Gerardo Xavier Santiago, Brazilian, married, bank employee, bearer of identity card nr. 46961108 – DETRAN/RJ, enrolled at the CPF under the nr. 603.267.947-00, resident and domiciled at Rua Barata Ribeiro, nº 370/808, Rio de Janeiro/RJ; Octávio Mauro Muniz Freire Alves, Brazilian, divorced, bank employee, bearer of identity card nr. 604766 –SSP/DF, enrolled at the CPF under the nr. 221.644.051-53, resident and domiciled at Rua Ministro Ramos Monteiro, nº 51/103, Rio de Janeiro/RJ; Jorge Luiz Pacheco, Brazilian, married, bank employee, bearer of identity card nr. 3158041 – IFP/RJ, enrolled at the CPF under the nr. 345.466.007-63, resident and domiciled at Rua Alice, nº 175/1203, Rio de Janeiro/RJ; Ivan Luiz Modesto Schara, Brazilian, married, economist, bearer of identity card nr. 101406791 – IFP/RJ, enrolled at the CPF under the nr. 888.693.267-72, resident and domiciled at Rua Marquês de Pinedo, nº 97/905, Rio de Janeiro/RJ; Luiz Maurício Leuzinger,

Continuation of Minutes of General and Special Shareholders Meetings held on April 16, 2003.

Brazilian, married, engineer, bearer of identity card nr. 1606512 (IFP/RJ), and enrolled at the CPF under the nr. 009.623.687-68, commercial address at Av. Brigadeiro Faria Lima, nº 3,064, 6º floor, Jardim Paulistano, São Paulo/SP; Luiz Carlos de Freitas, Brazilian, married, accountant, bearer of identity card nr. 7580603 (SSP/SP), and enrolled at the CPF under the nr. 659.575.638-20, commercial address at Av. Brigadeiro Faria Lima, nº 3,064, 6º floor, Jardim Paulistano, São Paulo/SP; Marcelo Noll Barboza, Brazilian, married, business administrator, bearer of identity card nr. 100.707.235-6 (SSP/RS), and enrolled at the CPF under the nr. 431.694.220-49, commercial address at Av. Brigadeiro Faria Lima, nº 3,064, 6º floor, Jardim Paulistano, São Paulo/SP; Alcio Ferreira Passos, Brazilian, married, civil engineer, bearer of identity card nr. 120.868 – SSP/ES, enrolled at the CPF under the nr. 214.097.227-91, resident and domiciled at Rua Luiz Fernandes, 400/1102, Praia da Costa, Vila Velha/ES; Marcelo Amaral Moraes, Brazilian, married, economist, bearer of identity card nr. 07.178.889-7 (IFP/RJ), and enrolled at the CPF under the nr. 929.390.077-72, commercial address at Av. Brigadeiro Faria Lima, nº 3,064, 6º floor, Jardim Paulistano, São Paulo/SP.

6.11 -	After the presentation by Mr. Roger Agnelli, Company CEO, of the summary of earnings and highlights regarding the company, Mr. Francisco Póvoa, representing company employees, congratulated the company’s management, highlighting the role played by the President of the Supervisory Board, Mr. Luiz Tarquínio Sardinha Ferro, which was seconded, expressly, by Mr. Renato da Cruz Gomes, representative of Valepar, by Mr. Roger Agnelli and the other shareholders of the company. Also, thanks were to the outgoing board members, for their work while exercising their duties. Mr. Luiz Tarquínio Sardinha Ferro thanked them and manifested his confidence and certainty of the future success of the company and the role that the new board members will play in it.

08 -	RECORDING OF THE MINUTES:

Pursuant provisions in paragraphs 1 and 2 of Article 130 of Law nr. 6.404/76, in consideration of the deliberations of the shareholders present.

Continuation of Minutes of General and Special Shareholders Meetings held on April 16, 2003.

09 -	ADJOURNMENT

At 6 P.M., with no more issues to be discussed, work was suspended until drawing up this Minutes. Reopening the session, this Minutes was read, approved and signed by those present.

Rio de Janeiro, April 16, 2003.

I certify that the present document is the exact copy of the drawn up minutes.

Pedro Freitas Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: May 5, 2003